EXHIBIT 99.11

                          REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "AGREEMENT") is made and entered into effective as of September 28, 2006 by and between TOWER SEMICONDUCTOR LTD. (the "COMPANY" or "TOWER"), a company organized under the laws of the State of Israel, and BANK LEUMI LE-ISRAEL B.M., a banking corporation organized under the laws of the State of Israel (the "BANK").

     WHEREAS, Tower is an independent manufacturer of wafers whose Ordinary Shares are traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "TSEM" and whose Ordinary Shares and certain other securities are traded on the Tel-Aviv Stock Exchange ("TASE") under the symbol "TSEM"; and

     WHEREAS, the Bank and Bank Hapoalim B.M. (collectively, the "BANKS") and Tower are parties to a Facility Agreement dated January 18, 2001, as amended (the "FACILITY AGREEMENT"); and

     WHEREAS, at the request of Tower, the Banks and Tower have entered into an Amending Agreement dated August 24, 2006 (the "AMENDING AGREEMENT"), the conditions to the effectiveness of which include, INTER ALIA, the issuance to each of the Banks or its nominee, of an equity-equivalent convertible capital note which will in turn be convertible, in whole or in part, by the Bank at any time and from time to time into shares of Tower and the entering into by the Bank and Tower of a conversion agreement (the "CONVERSION AGREEMENT") and this Agreement, in each case, on the date of the effectiveness of the Amending Agreement (the "AMENDMENT CLOSING DATE"); and

     WHEREAS, clause 9.4 of the Facility Agreement, as amended by the Amending Agreement, obligates the Company, under certain circumstances, to make a payment to the Banks which, subject to said clause 9.4 and the Conversion Agreement, can be paid in the form of shares, capital notes or convertible debentures and the parties intend that the registration rights set forth in this Agreement also be applicable with respect to such shares and/or shares issuable upon conversion of any such capital notes or convertible debentures (the "CLAUSE 9.4 EQUITY ISSUANCES"),

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Bank hereby agree as follows:


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1.   DEFINITIONS AND INTERPRETATION.

     As used in this Agreement, the following terms shall have the following meanings:

     (a) "CAPITAL NOTE" means any capital note that is convertible into shares of Tower.

     (b)  "HOLDER" means the Bank, any nominee of the Bank to hold the Clause
          9.4 Equity Issuances (the "NOMINEE"), any transferee or assignee to whom the Bank or the Nominee assigns its rights, in whole or in part, and any transferee or assignee thereof to whom a transferee or assignee assigns its rights, in accordance with Section 9.

     (c) "ISA" means the Israel Securities Authority or any similar or successor agency of Israel administering the Israel Securities Law.

     (d) "ISRAEL SECURITIES LAW" means the Israel Securities Law, 5728-1968 (including the regulations promulgated thereunder), as amended.

     (e) "1933 ACT" means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

     (f) "1934 ACT" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

     (g) "REGISTER", "REGISTERED", and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement in compliance with the 1933 Act and the effectiveness of such registration statement in accordance with the 1933 Act or the equivalent actions under the laws of another jurisdiction.

     (h) "REGISTRABLE SECURITIES" means (i) the ordinary shares of the Company issued or issuable upon conversion of any Capital Note by any Holder,
          (ii) any ordinary shares issued as part of the Clause 9.4 Equity Issuances, including shares issued or issuable upon conversion of Capital Notes or convertible debentures issued as part of the Clause
          9.4 Equity Issuances, which are held by a Holder (iii) ordinary shares of the Company issued or issuable upon exercise of a Warrant and (iv) any shares of capital stock issued or issuable with respect to the ordinary shares of the Company as a result of any stock split, stock dividend, rights offering, recapitalization, merger, exchange or similar event or otherwise, including as described in any Capital Note.

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     (i)  "REGISTRATION STATEMENT" means a registration statement or registration statements of the Company covering Registrable Securities filed with (a) the SEC under the 1933 Act, including the Form F-3 Registration Statement No. 333-131315 previously filed by the Company covering ordinary shares issuable upon the exercise of Warrants, and
          (b) the ISA under the Israel Securities Law, to the extent required under the Israel Securities Law, so as to allow the Holder to freely resell the Registrable Securities in Israel, including on the TASE.

     (j) "SEC" means the United States Securities and Exchange Commission or any similar or successor agency of the United States administering the 1933 Act.

     (k) "WARRANT" means the warrants issued to the Bank by the Company prior to the Amendment Closing Date and which are amended on the Amendment Closing Date.

     In this Agreement:

     (a) Words importing the singular shall include the plural and VICE VERSA and words importing any gender shall include all other genders and references to persons shall include partnerships, corporations and unincorporated associations.

     (b) Any reference in this Agreement to a specific form or to any rule or regulation adopted by the SEC shall also include any successor form or amended or successor rule or regulation subsequently adopted by the SEC, all as the same may be in effect at the time.

     (c) Any reference in this Agreement to a statute, act or law shall be construed as a reference to such statute, act or law as the same may have been, or may from time to time be, amended or reenacted.

     (d) A "PERSON" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing.


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     (e)  "INCLUDING" and "INCLUDES" means, including, without limiting the generality of any description preceding such terms.

     (f) The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

2.   REGISTRATION.

     (a) The Company shall prepare, and, as soon as practicable but in no event later than (a) 45 days after the date of this Agreement and (b) the date of the Clause 9.4 Equity Issuances, in each case file with the SEC a Registration Statement on Form F-3 and make all required filings with the ISA covering the resale of all of the then Registrable Securities that are not already registered. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC and the ISA as soon as possible after such filing with the SEC and the ISA.

     (b) In the event that Form F-3 shall not be available for the registration of the resale of Registrable Securities hereunder, the Company shall
          (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Holders of the Registrable Securities to be registered on such Registration Statement and (ii) undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that, in each such event, the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

3.   RELATED OBLIGATIONS.

     (a) Following the filing and effectiveness of each Registration Statement with the SEC pursuant to Section 2(a), the Company shall keep the Registration Statement effective pursuant to Rule 415 of the 1933 Act and under the Israel Securities Law at all times until the earlier of
          (i) the date as of which all of the Holders confirm to the Company in writing that they may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to all of the following: (x) Rule 144(k) under the 1933 Act, (y) the Israel Securities Law and (z) other securities or "blue sky" laws of each jurisdiction in which the Company obtained a registration or qualification in accordance with Section 3(d) below or (ii) the date on which the Holders shall have sold all the Registrable Securities covered by such Registration Statement (A) in accordance with such Registration Statement (except to another Holder pursuant to Section
          9) or (B) to the public pursuant to Rule 144 under the 1933 Act (the "REGISTRATION PERIOD"), the Company to ensure that such Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, subject to Section 3(e) below.


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     (b)  The Company shall prepare and file with the SEC and the ISA (to the extent required) such amendments (including post-effective amendments) and supplements to each Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 under the 1933 Act or under the Israel Securities Law, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act and the Israel Securities Law with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement, which, for the avoidance of doubt, shall include sales on the Nasdaq Stock Market and the TASE, as well as sales not made on such exchanges. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to the Agreement (including pursuant to this Section 3(b) by reason of the Company filing a report on Form 20-F, Form 6-K or any analogous report under the 1934 Act), the Company shall have incorporated such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC and the ISA on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.


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     (c)  The Company shall furnish each Holder whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least three (3) copies of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus (or such other number of copies as such Holder may reasonably request), (ii) upon the effectiveness of any Registration Statement, at least ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Holder may reasonably request) and
          (iii) such other documents, including copies of any preliminary or final prospectus and of any Registration Statements and prospectuses filed with the ISA, as such Holder may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Holder.

     (d) The Company shall use its best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of all the states of the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this
          Section 3(d), or (y) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify each Holder who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.


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     (e)  The Company shall notify each Holder in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall use its best efforts to minimize the period of time during which a Registration Statement includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall promptly notify each Holder in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed so that the Registration Statement does not include an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to each Holder by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC or the ISA for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

     (f) The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Holder who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

     (g) The Company shall cause all the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, including the NASDAQ and the TASE and the Company shall, not later than the effective date of a Registration Statement, deliver to the Holders a copy of the approvals of the TASE and the NASDAQ (and/or any other exchange, if applicable) to the listing of the Registrable Securities covered by such Registration Statement on such exchange.


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     (h)  The Company shall cooperate with the Holders who hold Registrable
          Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Holders may reasonably request and registered in such names as the Holders may request.

     (i) The Company shall provide a transfer agent and registrar of all Registrable Securities and a CUSIP number not later than the effective date of the applicable Registration Statement.

     (j) If requested by a Holder, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder requests to be included therein, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by a Holder of such Registrable Securities.

     (k) In the event of any underwritten public offering of the Registrable Securities, enter into and perform its obligations under an underwriting agreement with usual and customary terms that are generally satisfactory to the managing underwriter of such offering. The Holder shall also enter into and perform its obligations under such an agreement (the terms of which must be satisfactory to the Holder if the Holder is to participate in such offering).

     (l) The Company shall afford the Holder and its representatives (including counsel) the opportunity at any time and from time to time during the Registration Period to make such examinations of the business affairs and other material financial and corporate documents of the Company and its subsidiaries as the Holder may reasonably deem necessary to satisfy itself as to the accuracy of the registration statement (subject to a reasonable confidentiality undertaking on the part of the Holder and its representatives).


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     (m)  The Company shall furnish, at the request of the Holder in connection with the registration of Registrable Shares pursuant to this Agreement, on the date that such Registrable Shares are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the Registration Statement with respect to such securities becomes effective and on the date of each post-effective amendment thereof: (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder; and (ii) a letter, dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder.

     (n) The Company shall comply with all applicable rules and regulations of the SEC and shall make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the 1933 Act as soon as practicable after the effective date of the Registration Statement and in any event no later than 45 days after the end of a 12-month period (or 90 days, if such period is a fiscal year) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement.

4.   OBLIGATIONS OF THE HOLDERS.

     Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in the first sentence of
     Section 3(e) or in Section 3(f), such Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by the first sentence of Section 3(e) or receipt of notice that no supplement or amendment is required.


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5.   EXPENSES OF REGISTRATION.

     All expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, fees and disbursements of counsel to the Company and the Holders, including in connection with such examinations described in Section 3(l) above, shall be paid by the Company.

6.   INDEMNIFICATION.

     In the event any Registrable Securities are included in a Registration Statement under this Agreement:


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     (a)  To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Holder, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Holder within the meaning of the 1933 Act or 1934 Act (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "CLAIMS") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC or the ISA, whether pending or threatened, whether or not a person to be indemnified is or may be a party thereto ("INDEMNIFIED DAMAGES"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("BLUE SKY FILING"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, preliminary prospectus, final prospectus or "free writing prospectus" (as such term is defined in Rule 405 under the 1933 Act) or any amendment or supplement to any such prospectus or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, the Israel Securities Law or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, "VIOLATIONS"). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for inclusion in any such Registration Statement, preliminary prospectus, final prospectus or free writing prospectus or any such amendment thereof or supplement thereto and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holders pursuant to
          Section 9.

     (b) In connection with any Registration Statement in which a Holder is participating, each such Holder agrees, severally and not jointly, to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each an "INDEMNIFIED PARTY"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for inclusion in Registration Statement, preliminary prospectus, final prospectus or free writing prospectus and, subject to Section 6(c), such Holder will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Holder; provided, further, however, that the Holder shall be liable under this Section 6 for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Holders pursuant to
          Section 9.


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     (c)  Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Holders holding a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action but the omission to so notify the indemnifying party will not relieve such indemnifying party of any liability that it may have to any Indemnified Person or Party otherwise than under this Section 6(c), including under Section 6(e).


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     (d)  The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

     (e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.   CONTRIBUTION.

     To the extent any indemnification by an indemnifying party is prohibited or limited by law or insufficient to hold an Indemnified Person or an Indemnified Party, as the case may be, harmless, then the indemnifying party, in lieu of indemnifying such Indemnified Person or Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Person or Indemnified Party as a result of such Claims and Indemnified Damages (each as defined in Section 6(a) above) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the Indemnified Person or Indemnified Party, as the case may be, on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the Indemnified Person or Indemnified Party, as the case may be, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the Indemnified Person or Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

     Notwithstanding the foregoing, (i) no person involved in the sale of Registrable Securities, which person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale, shall be entitled to contribution from any person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8.   REPORTS UNDER THE 1934 ACT.

     With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration ("RULE 144"), the Company agrees to:

     (a) make and keep public information available, as those terms are understood and defined in Rule 144;

     (b) file with the SEC in a timely manner all reports and other documents required by the Company under the 1993 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

     (c) furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to any rule or regulation of the SEC allowing the Holder to sell any securities without registration.

9.   ASSIGNMENT OF REGISTRATION RIGHTS.

     The rights under this Agreement shall be freely assignable, in whole or in part at any time and from time to time during the Registration Period, by the Holder to any transferee of all or any portion of a Capital Note or of the Registrable Securities (provided that, in the case of the transfer of Registrable Securities only, the rights under the Agreement may be transferred only if the Holder reasonably believes that such transferee cannot immediately make a public distribution of such Registrable Securities without restriction under the 1933 Act, the Israel Securities Law or other applicable securities laws) if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such transfer or assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of
     (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; and (iii) within a reasonable period of time after such transfer or assignment, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein. At the transferee's request, the Company shall promptly prepare and file any required prospectus supplement under Rule 424(b)(3) of the 1933 Act or other applicable provision of the 1933 Act and/or the Israel Securities Law to appropriately amend the list of selling shareholders thereunder to include such transferee.

10.  AMENDMENT OF REGISTRATION RIGHTS.

     Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Holder and the Company. No such amendment shall be effective to the extent that it applies to less than all of the Holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

11. OTHER REGISTRATION STATEMENTS; DEMAND AND INCIDENTAL REGISTRATIONS; NO CONFLICTING AGREEMENTS.

     (a) From and after the time of filing of any Registration Statement filed pursuant hereto and prior to the effectiveness thereof, the Company shall not file a registration statement (including any shelf registration statements) (other than on Form S-8) with the SEC with respect to any securities of the Company, provided that nothing herein shall limit the filing of any registration statement demanded to be filed pursuant to a "demand" right granted by the Company prior to the filing of any such Registration Statement.

     (b) If at any time during the Registration Period there is not an effective Registration Statement covering all of the then Registrable Securities, the Company shall, upon the demand of any Holder, immediately file a registration statement covering all of the then Registrable Securities and the provisions of this Agreement shall apply to such Registration Statement, MUTATIS MUTANDIS.

     (c) If at any time the Company shall determine to prepare and file with the SEC and/or the ISA a registration statement relating to an underwritten offering for its own account or the account of others under the 1933 Act and/or the Israel Securities Law of any of its equity securities, other than on Form F-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send each Holder written notice of such determination and, if within twenty days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Holder requests to be registered, subject to customary underwriter cutbacks applicable on a basis consistent with the Company's obligation to other existing holders of registration rights.

     (d) The Company represents and warrants to the Holder that the Company is not a party to any agreement that conflicts in any manner with the Holder's rights to cause the Company to register Registrable Shares pursuant to this Agreement.

12.  MISCELLANEOUS.

     (a) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or
          (iii) three business days after deposit if deposited in the mail for mailing by certified mail, postage prepaid, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

          to the Borrower at:  Tower Semiconductor Ltd.
                               P.O. Box 619
                               Migdal Haemek
                               Israel
                               Facsimile: (04) 604 7242
                               Attention: Oren Shirazi
                                          Acting Chief Financial Officer

          WITH A COPY TO:      Yigal Arnon & Co.
                               1 Azrieli Center
                               46th Floor, The Round Tower
                               Tel-Aviv, Israel 67021
                               Facsimile: (03) 608 7714
                               Attention: David H. Schapiro, Adv./
                                          Ari Fried, Adv.

          to the Bank at:      Corporate Division
                               34 Yehuda Halevi Street
                               Tel-Aviv, Israel
                               Facsimile: (03) 514 9278
                               Attention: Manager of Hi-Tech Industries Section

         with a copy to
         (which shall not
         constitute notice):   Leumi and Co. Investment House Ltd.
                               25 Kalisher Street
                               Tel-Aviv 65165
                               Israel
                               Fax: 972-3-5141215
                               Attn: Head of Investment Sector

         to any other Holder at:   such address as shall be notified to the
                                   Company pursuant to Section 9 above.

     (b) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

     (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Israel as applicable to contracts between two residents of the State of Israel entered into and to be performed entirely within the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

     (d) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

     (e) Neither this Agreement, nor any of Tower's obligations hereunder, may be assigned by Tower, except with the prior written consent of all the Holders. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

     (f) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (g) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

     (h) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as another party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     (i) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

     (j) This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

     IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the day and year first above written.


                                    TOWER SEMICONDUCTOR LTD.

                                    By: ______________________________

                                    Name: ____________________________

                                    Its: _______________________________


                                    BANK LEUMI LE-ISRAEL B.M.

                                    By: ______________________________

                                    Name: ____________________________

                                    Its: _______________________________